Exhibit 1.01
CONFLICT MINERALS REPORT
Reporting Period from January 1, 2024 to
December 31, 2024
LENNOX INTERNATIONAL INC.
This Conflict Minerals Report (this “Report”) of Lennox International Inc. (including its consolidated subsidiaries, the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period from January 1, 2024 to December 31, 2024 (the “Reporting Period”).
Forward-looking statements contained in this Report are made based on known events and circumstances at the time of release and, as such, are subject in the future to unforeseen uncertainties and risks. Statements in this Report that express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals program and the Company’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see the Company’s other filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2024 and subsequent Quarterly Reports on Form 10-Q. The Company makes these statements as of the date of this disclosure, and undertakes no obligation to update them unless otherwise required by law.
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).
The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”). For the Reporting Period, the Company reasonably determined that the following product groups may contain conflict minerals: furnaces, air conditioners, air handlers, heat pumps, unit coolers, condensing units, HVAC parts and accessories, indoor coils and controls.
I.Reasonable Country of Origin Inquiry and Due Diligence:
As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in the products described above during the Reporting Period, which the Company refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence regarding the sources of the Subject Minerals. The results of the Company’s RCOI regarding the Subject Minerals, as well as the Company’s additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available at www.lennox.com by following the links “Investors — Corporate Governance — Documents & Charters.” The content on, or accessible through, any website referred to in this Report is not incorporated by reference into this Report unless expressly noted.

The Company’s global supply chain is complex. The Company does not purchase conflict minerals directly from mines, smelters or refiners, and there are many third parties in the supply chain between the Company and the original sources of conflict minerals. In the course of its business operations, the Company may purchase materials and components containing conflict minerals, and those materials and components may, in turn, be included in the Company’s products. As a result, the Company necessarily relies on its direct material suppliers to provide information regarding the origin of any conflict minerals that are included in its products. In accordance with the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements for gold, tin, tantalum and tungsten, and related guidance provided by the SEC, the Company works with its direct material suppliers to identify, where possible, the smelters and/or refiners and countries of origin of the Subject Minerals. Additionally, the Company’s standard purchase order terms require suppliers to comply with all applicable laws. The Company also is committed to increasing transparency in its supply chain regarding the origin and traceability of conflict minerals.
As part of the Company’s RCOI and due diligence activities, employees of the Company’s global sourcing group identified 447 Tier 1 suppliers in its centralized Business Warehouse spend database of products during the Reporting Period that (i) were believed to possibly include conflict minerals and (ii) were used in the production of a product under product manufacturing and contract manufacturing arrangements. The Company, through a third party, contacted these 447 suppliers. Suppliers were asked to provide information regarding the sourcing of their Conflict Minerals, through the use of a Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”), in an effort to identify the smelters or refiners and associated mine countries of origin. Where a supplier was unable to provide a CMRT, the Company, through a third party, requested additional information from such supplier regarding its supply chain. The Company, through a third party, later sent follow-up emails to the suppliers who had not responded, and conducted additional outreach with certain suppliers who remained non-responsive, in order to remind these non-responders to respond to its requests regarding conflict minerals sourcing. The suppliers were given a March 31, 2025 deadline to respond. In total, 67% of the 447 suppliers contacted responded. Of these responding suppliers, 44% indicated that one or more of the Subject Minerals was necessary to the functionality or production of the products they supply to the Company, but such suppliers did not provide the Company with sufficient information to fully determine the facilities used to process the Subject Minerals or fully determine the countries of origin for the Subject Minerals.
Based on the information obtained pursuant to the RCOI and due diligence process described above, the Company does not have sufficient information, with respect to the Reporting Period, to determine the known facility/smelter or country of origin of the Subject Minerals. Although the Company received responses from certain Covered Suppliers in connection with its RCOI that listed smelter or refiner names, such Covered Suppliers are unable to accurately report which specific smelters were part of the supply chain for the Subject Minerals. For example, the majority of Covered Suppliers reported their sourcing results on a company-wide basis, rather than on a product-specific basis or were unable to determine the facility/smelter and/or country of origin for the Subject Minerals. A Covered Supplier’s failure to identify a specific facility/smelter and/or country of origin at any point in its supply chain will drive an equivalent response for the Company and, therefore, the Company does not have sufficient information, with respect to the Reporting Period, to determine the known facility/smelter or country of origin of the Subject Minerals.
II.Additional Information:
This Report was not subjected to an independent private sector audit, as such audit was not required. The statements above are based on the information available at the time this Report was prepared, and a number of factors may change this information. The activities described above are continuing, and after December 31, 2024, the Company has continued to follow up with the suppliers described above and to verify any responses from those suppliers.
Within the Company’s supplier relationships, the Company seeks to manage its sourcing processes ethically, and to hold the Company and its suppliers to high standards of behavior. This means that the

Company is committed to working with its suppliers to encourage responsible practices throughout the supply network. The Company expects to continue to:
•    assess the presence of conflict minerals in its supply chain;
•    clearly communicate expectations with regard to transparency of supplier sourcing of conflict minerals; and
•    work to increase the response rate for RCOI process.